Exhibit 99.1

LONE STAR BREWERY DEVELOPMENT, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017

CONTENTS

Page

Independent Auditors’ Report	1

Balance Sheets as of December 31, 2018 and 2017	2

Statements of Operations for the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017	3

Statements of Changes in Stockholders’ Deficiency for the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017	4

Statements of Cash Flows for the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017	5

Notes to Financial Statements	6

i

INDEPENDENT AUDITORS’ REPORT

To the Stockholder

Lone Star Brewery Development, Inc.

We have audited the accompanying financial statements of Lone Star Brewery Development, Inc. (“Lone Star”), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholder’s deficiency, and cash flows for the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) to December 31, 2017, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lone Star Brewery Development, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) to December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Lone Star’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Lone Star will continue as a going concern. As discussed in Note A to the financial statements, Lone Star has an accumulated deficit and a deficiency in working capital as of December 31, 2018, and has incurred losses from operations during the year ended December 31, 2018 and the period from June 28, 2017 (date of acquisition) to December 31, 2017. Management’s evaluation of the events and conditions and management’s plans regarding those matters also are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Mazars USA LLP

New York, NY

April 1, 2019

LONE STAR BREWERY DEVELOPMENT, INC.

BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2018	2017
ASSETS
Current assets:
Cash	$1	$3
Prepaid expenses	150	-
Total current assets	151	3

Property and equipment:
Building	1,874	1,874
Land	13,852	16,631
Total property and equipment	15,726	18,505
Total assets	$15,877	$18,508

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
Notes payable, net of deferred financing cost	$11,181	$23,132
Accounts payable	196	308
Accrued interest expense	4,135	3,071
Real estate taxes payable	28	374
Dividend payable	1,129	209
Other	250	250
Total current liabilities	16,919	27,344

Long term notes payable	8,626	-
Total liabilities	25,545	27,344

Commitments and contingencies (see Note G)

Stockholders' deficiency:
Common stock, par value $0.01 per share, 10,000 shares authorized,
1,000 shares issued and outstanding at December 31, 2018 and 2017	-	-
Series A Preferred stock, par value $0.0001 per share, 4,000 and 3,000 shares authorized, 2,996 and 1,427 shares issued and outstanding at
December 31, 2018 and 2017, respectively	-	-
Additional paid in capital	6,990	3,498
Accumulated deficit	(16,658)	(12,334)
Total stockholders' deficiency	(9,668)	(8,836)
Total liabilities and stockholders' deficiency	$15,877	$18,508

The accompanying notes are an integral part of these financial statements.

LONE STAR BREWERY DEVELOPMENT, INC.

STATEMENTS OF OPERATIONS

(In thousands)

	For the year ended December 31, 2018	For the period from June 28, 2017 (date of acquisition) through December 31, 2017

Revenue	$-	$-

Expenses
Interest	3,214	1,810
Real estate taxes	420	374
Development cost	216	224
General and administrative expenses	471	605
Total expenses	4,321	3,013
Net Operating loss	(4,321)	(3,013)
Loss on return of property	(3)	-
Net Loss	$(4,324)	$(3,013)

The accompanying notes are an integral part of these financial statements.

LONE STAR BREWERY DEVELOPMENT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

(In thousands, expect share data)

			Series A		Additional		Total
	Common Stock		Preferred Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, June 28, 2017 (date of acquisition)	1,000	$-	-	$-	$420	$(9,321)	$(8,901)
Dividends declared	-	-	-	-	(209)	-	(209)
Dividends paid to prior owner	-	-	-	-	(707)	-	(707)
Preferred stock issuances	-	-	1,427	-	3,994	-	3,994
Net loss	-	-	-	-	-	(3,013)	(3,013)

Balance, December 31, 2017	1,000	-	1,427	-	3,498	(12,334)	(8,836)
Dividends declared	-	-	-	-	(920)	-	(920)
Preferred stock issuances	-	-	1,569	-	4,412	-	4,412
Net loss	-	-	-	-	-	(4,324)	(4,324)

Balance, December 31, 2018	1,000	$-	2,996	$-	$6,990	$(16,658)	$(9,668)

The accompanying notes are an integral part of these financial statements.

LONE STAR BREWERY DEVELOPMENT, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended December 31, 2018	For the period from June 28, 2017 (date of acquisition) through December 31, 2017

Cash flows from operating activities:
Net loss	$(4,324)	$(3,013)
Loss contingency	-	250
Loss on sale of property	3	-
Adjustments to reconcile net loss resulting from operations to net cash used in operating activities:
Amortization of deferred financing cost	122
Paid-in-kind interest	173	539
Changes in operating assets:
Prepaid expenses	(150)
Deferred financing fees	(220)
Changes in operating liabilities:
Accounts payable	(112)	152
Accrued interest	1,340	(1,115)
Real estate taxes payable	(346)	(97)
Net cash used in operating activities	(3,514)	(3,284)

Cash flows from financing activities:
Proceeds from notes payable	11,000	-
Repayment of notes payable	(11,900)	(707)
Proceeds from issuance of preferred stock	4,412	3,994
Net cash provided by financing activities	3,512	3,287

Net (decrease) increase in cash	(2)	3
Cash, beginning of period	3	-
Cash, end of period	$1	$3

Supplemental disclosures of cash flow information
Cash paid for interest expense	$1,579	$2,387
Forgiveness of debt due to return of land	$2,500	$-

Non-cash disclosures from financing activities:
Dividends declared	$920	$209

The accompanying notes are an integral part of these financial statements.

LONE STAR BREWERY DEVELOPMENT, INC.

NOTES TO FINANCIAL STATEMENTS

(In thousands)

NOTE A – ORGANIZATION AND BASIS OF PRESENTATION

Lone Star Brewery Development, Inc. (“Lone Star”) was incorporated on January 23, 2015. Lone Star is being redeveloped into a mixed-use property featuring food, shopping, entertainment, working and living. Prior to June 28, 2017, 1,000 shares of common stock were outstanding, all of which were held by the prior equity owner, Mark Smith (“Predecessor”). Lone Star was acquired by Parkview Capital Credit, Inc. (“Parkview”) on June 28, 2017 (date of acquisition). Parkview issued 200,000 shares of its common stock and paid cash of $707 to the Predecessor in exchange for 100% equity ownership of Lone Star.

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”). Financial statements are presented for the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017. Lone Star elected not to apply pushdown accounting. Lone Star’s assets and liabilities are stated at historical cost.

Lone Star’s financial statements are prepared using GAAP applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As of the date of the financial statements, Lone Star has generated losses from operations, has an accumulated deficit and working capital deficiency. These factors raise substantial doubt regarding Lone Star’s ability to continue as a going concern.

Since Lone Star’s acquisition by Parkview, Lone Star has been working closely with Parkview to refinance and restructure its existing debt obligations. As more fully described in Note F, Lone Star completed transactions with the assistance of and capital provided by Parkview to: i) refinance its note payable with NCC Financial (“NCC”); ii) satisfy its note payable with Newell Nano Family Limited Partnership and iii) extend the due date of its note payable with Princeton Capital Corporation (“Princeton”).

Lone Star intends to raise funds from the issuance of equity. There is no assurance that Lone Star will be able to raise additional funds from the issuance of equity to be available for it to finance its operations on acceptable terms, or at all. The obtainment of additional financing, the successful development of Lone Star’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for Lone Star to continue operations. The financial statements of Lone Star do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

Lone Star considers all highly liquid financial instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Land and Building

Land and building are recognized at cost. The building will begin being depreciated once it is put into use. As of December 31, 2018, and 2017, the building was not in use and therefore was not depreciated. Depreciation will be computed using the straight-line method over the estimated useful lives of respective assets (buildings are 27.5 years, improvements are 15 years). Expenses for maintenance and repairs are charged against operations when incurred.

Deferred Financing Fees

Lone Star defers certain costs incurred in connection with obtaining financing and amortizes those costs over the term of the underlying debt. Amortization of costs is measured based on the straight line method, and is included within amortization expense in the accompanying statements of operations. At December 31, 2018 and 2017, net deferred financing fees totaled $98 and $0, respectively. The net deferred financing fees at December 31, 2018 relate to the February 2018 refinancing with Bridge Invest (Note F).

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.

Lone Star had no revenue for the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017 due to ongoing development and construction of the property held by Lone Star.

Dividend payable

Dividends are payable to the preferred shareholder, Parkview, at a rate of 8% cash and 4% paid-in-kind compounded each year.

Income taxes

Lone Star is taxed as a C corporation (“C-Corp”) and is required to pay corporate level federal income taxes on any ordinary income.

Lone Star evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reversed and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. All tax years are open for examination.

NOTE C – ACQUISITION

Lone Star was acquired by Parkview on June 28, 2017. Lone Star has elected not to apply pushdown accounting.

Lone Star issued 1,427 shares of Series A Preferred Stock in exchange for the $3,994 cash provided by Parkview during the period from June 28, 2017 (date of acquisition) through December 31, 2017. Parkview issued 200,000 shares of its common stock to the Predecessor in connection with its acquisition of Lone Star. In addition, on June 28, 2017, approximately $707 was paid to the Predecessor of the $2,800 preferred shares subscription purchased by Parkview.

June 28, 2017 (date of acquisition)
ASSETS
Building	$1,874
Land	16,631
Total assets	$18,505

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Accounts payable	$156
Accrued interest expense	4,100
Real estate taxes payable	471
Notes payable	22,679
Total liabilities	27,406
Common stock, par value $0.01 per share, 10,000 shares authorized 1,000 shares issued and outstanding at June 28, 2017	-
Additional paid in capital	420
Accumulated deficit	(9,321)
Total stockholders’ deficiency	(8,901)
Total liabilities and stockholders’ deficiency	$18,505

NOTE D – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2018 and 2017 consisted of the following:

	December 31,
	2018	2017
Building	1,874	1,874
Land	13,852	16,631
	$15,726	$18,505

The land serves as collateral on Lone Star’s outstanding notes payable.

On February 9, 2018, Lone Star returned land purchased from the Newell Nano Family Limited Partnership for the forgiveness of notes payable of $2,500, resulting in a loss of $3 (See Note F).

NOTE E – STOCKHOLDERS’ DEFICIENCY

Prior to June 28, 2017, 100% of the shares of the shares of common stock outstanding, or 1,000, were held by the Predecessor. Lone Star was acquired by Parkview on June 28, 2017. Parkview issued 200,000 shares of its common stock and paid cash of $707 to the Predecessor in exchange for 100% equity ownership of Lone Star.

Dividends on outstanding Series A preferred stock were $920 and $209 for the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017, respectively. Accrued dividends payable was $1,129 and $209 as of December 31, 2018 and 2017, respectively.

During 2018, Lone Star issued 1,569 shares of its Series A preferred stock to Parkview for net proceeds of $4,412. During the period June 28, 2017 (date of acquisition) through December 31, 2017, Lone Star issued 1,427 shares of its Series A preferred stock to Parkview for net proceeds of $3,994.

NOTE F – NOTES PAYABLE

NCC Financial

On April 10, 2015, Lone Star and NCC Financial (“NCC”) entered into a loan agreement, and three subsequent amendments (collectively, the “NCC Loan Agreement”). Pursuant to the NCC Loan Agreement, Lone Star borrowed a total of $11,900 at a rate of 15%. The NCC Loan Agreement was secured by a First Lien Deed of Trust on three tracts of land totaling approximately 35.1410 acres of land located in San Antonio, Bexar County, Texas. Interest expense of approximately $384 and $900 related to the NCC Loan Agreement was recognized and paid during the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017, respectively. There was no accrued interest on the note as of December 31, 2018 and 2017. The outstanding principal of $11,900 was due on December 31, 2017, at which point the loan went into default. On February 9, 2018, the NCC Loan Agreement was paid in full through the refinancing of the loan with a new lender, Bridge Invest 28 LLC (“BI 28”), and there was a release of all liens on the land that secured the loan.

Princeton Capital Corporation

On April 10, 2015, Lone Star and Princeton Capital Corporation (“Princeton”) entered into a loan agreement, and a subsequent modification (collectively, the “Princeton Loan Agreement”). Pursuant to the Princeton Loan Agreement, Lone Star borrowed a total of $8,000. Payment in kind (“PIK”) interest was to be paid at a rate of 2%, with cash interest to be paid at 12%. The Princeton Loan Agreement was secured by a Second Lien Deed of Trust on three tracts of land totaling approximately 35.1410 acres of land located in San Antonio, Bexar County, Texas. Accrued PIK interest and cash interest on the loan was approximately $626 and $3,998 as of December 31, 2018. Interest expense of approximately $1,468, which included $173 of PIK interest, was recognized during the year ended December 31, 2018. Accrued PIK interest and cash interest on the loan was approximately $453 and $2,703, respectively, as of December 31, 2017. Interest expense of approximately $729, which included $86 of PIK interest, was recognized during the period from June 28, 2017 (date of acquisition) through December 31, 2017. Lone Star was in default of the Princeton Loan Agreement throughout 2017. On February 13, 2018, Lone Star entered into a forbearance letter agreement that extended the Princeton Loan Agreement to February 13, 2020 and was released from its lien on one section of the land with all other liens on other property remaining.

Newell Nano Family Limited Partnership

On April 10, 2015, Lone Star entered into two agreements with Newell Nano Family Limited Partnership and a separate agreement with Newell Commercial Properties (collectively, the “Newell Agreements”) in the purchase of Lot 22, N.C.B. A-17, Newell Salvage Subdivision, in the City of San Antonio, Bexar County, Texas, Plat No. 100223 (“Newell Property”). Pursuant to the Newell Agreements, Lone Star borrowed a total of $2,779 at an interest rate of 1% and default rate of 12%. Principal outstanding of $2,500 and $279 was due on April 10, 2017 and July 10, 2015, respectively. The $2,500 Newell Agreement with a maturity date of April 10, 2017 was secured by the Newell Property. The $2,500 Newell Agreement was in default until February 9, 2018, upon the release of the lien and security interests and the return of the Newell Property. The return of the Newell Property resulted in a loss of $3 upon forgiveness of the loan it was securing. The $279 Newell Agreement was in default throughout 2018 and 2017. Interest expense of approximately $45 and $182 related to the Newell Loan Agreement was recognized during the year ended December 31, 2018 and for during the period from June 28, 2017 (date of acquisition) through December 31, 2017, respectively. Accrued interest was $137 and $368 as of December 31, 2018 and 2017, respectively.

Bridge Invest

On February 15, 2018, Lone Star refinanced the NCC Loan Agreement with a new lender, BI 28, for a loan agreement (“BI 28 Loan”) with a principal amount of $11,000 at a rate of 12% with a maturity date of August 8, 2019. Payments of interest are due monthly commencing on March 1, 2018. The BI 28 Loan is secured by a First Lien Deed of Trust on two tracts of land totaling approximately 21.585 acres of land located in San Antonio, Bexar County, Texas. Interest expense of approximately $1,195 related to the BI 28 Loan was recognized during the year ended December 31, 2018. There was no accrued interest as of December 31, 2018. There were $220 financing fees from this transaction. As of December 31, 2018, there were net deferred financing fees of $98 and amortization expense of $122. In connection with the loan agreement, the lender required that Parkview guarantee the performance of Lone Star under the terms of the loan agreement. The loan has an 18-month term, which can be extended by an additional six months. Assuming the loan has a duration of two years, Parkview’s aggregate obligation as a result of its 100% ownership of Lone Star would be $14,300, which includes interest payments and repayment of principal. If Lone Star defaults under the loan agreement, BI 28 could avoid judicial procedures and declare all amounts outstanding under the guaranty immediately due and payable and require Parkview to fulfill its obligations to make such payments.

NOTE G – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Lone Star is a defendant in a legal action arising in the normal course of its business. On December 12, 2017, Lone Star was notified that a third party brought legal proceedings against it in connection with a real estate transaction. The case arises out of Lone Star’s refusal to refund $550 in earnest money to a third party who entered into a contract with Lone Star in August 2016 to purchase 2.38 acres of land. The third party is alleging Lone Star breached its contractual obligation to negotiate certain easements and construction rights regarding an adjacent piece of property. If Lone Star is unable to resolve this dispute favorably, the estimated adverse effect on Lone Star is expected to be between approximately $250 and $550. As of December 31, 2018, and 2017, a contingency loss of $250 has been accrued by Lone Star.

NOTE H – RELATED PARTY TRANSACTIONS

A company owned by the Predecessor was retained to perform management, security and maintenance services. The terms of the arrangement are consistent with terms considered to be in the ordinary course of business. Management, security and maintenance expense of approximately $30 and $135 was recognized during December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017 and included on Lone Star’s Statement of Operations within general and administrative expenses. Lone Star paid approximately $45 and $54 during December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017, respectively for management, security and maintenance services performed during the period. As of December 31, 2018, and 2017, respectively, Lone Star accrued $24 and $81 for these services.

NOTE I – INCOME TAXES

For the year ended December 31, 2018 and for the period from June 28, 2017 (date of acquisition) through December 31, 2017, Lone Star had $4,324 and $3,013 of net loss on a tax basis, respectively. The components of deferred tax assets consist of the following:

	December 31,
	2018	2017

Loss contingency	$53	$53
Net operating loss carryforwards	1,989	1,072

Total deferred tax assets before valuation allowance	2,042	1,125

Less: Valuation allowance on net operating losses	(2,042)	(1,125)

Total deferred tax assets	$-	$-

The difference between the federal statutory tax rate of 35% and 21% and the effective tax rate of 0% and 0% for 2017 and 2018, respectively, was attributable to the provision of a full valuation allowance. On December 22, 2017, the Tax Cuts and Jobs Act (the “2017 Act”) was signed into law, which includes a broad range of tax reform proposals affecting businesses in the United States of America, including corporate tax rates, business deductions and international tax provisions. The primary impact of the 2017 Act on Lone Star’s tax provision is the reduction of the corporate tax rate from 35% to 21%. As such, Lone Star re-measured its deferred tax assets and liabilities as of December 31, 2018 and 2017 utilizing the new federal income tax rate of 21%.

U.S. GAAP requires deferred tax assets and liabilities to be measured at the tax rates that are expected to apply in the period in which the asset is realized or the liability is settled, based on tax rates that have been enacted by the end of the reporting period.

NOTE J - SUBSEQUENT EVENTS

Subsequent to year end, Lone Star issued 64 shares of its Series A preferred stock to Parkview for net proceeds of $194.

Lone Star has evaluated subsequent events through April 1, 2019, which is the date the financial statements were available to be issued.